EXHIBIT 21.1

Subsidiaries List

Entity Name	Jurisdiction of Incorporation

HotApp BlockChain Pte.Ltd.	Republic of Singapore

Gig Stablecoin Inc.	Nevada, United States

HWH World Inc.	Delaware, United States

HWH World Pte. Ltd.	Republic of Singapore

HotApp International Limited	Hong Kong

Smart Reward Express Limited	Hong Kong